SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

March 9, 2023

Via Edgar

Cara Wirth/Donald Field

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCar Technology Group Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed February 24, 2023, File No. 333-269295

Dear Ms. Wirth and Mr. Field:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of March 7, 2023 with respect to the Amendment No. 1 to Registration Statement on Form F-4 (the “F-4/A”) filed with the SEC on February 24, 2023 by SunCar Technology Group Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 2 to the Registration Statement on Form F-4 (the “F-4/A No.2”) filed with the SEC concurrently with the submission of this letter.

Each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Amendment No. 1 to Registration Statement on Form F-4 Filed February 24, 2023

Questions and Answers about the Business Combination and the Extraordinary General Meeting Q: What is the effect of the GEM Purchase Agreement? page 12

1.	We note your amended disclosure in response to comment 7 and we reissue it in part. In the answer to this Question and in the Risk Factor on page 72, please revise to quantify the number of securities that may be issued under the GEM Purchase Agreement and any possible negative impact on future stock prices as a result.

Response: In response to the Staff’s comment, the Company has revised the answer to the Question on page 12 and the Risk Factor on page 72 in the F-4/A No. 2.

Summary of the Proxy Statement/Prospectus

Regulatory Approvals, page 20

2.	We note your amended disclosure regarding the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, announced on February 24, 2023. Please revise to discuss in detail:

●	the provisions, including whether the provisions apply beyond the initial issuance and listing period;
●	the applicability of the provisions to you and your subsidiaries;
●	the compliance requirements, and if those requirements are currently uncertain, please state as much; and
●	the risks of non-compliance.

Additionally, please revise to define “work manuscripts” and provide examples of such documents that might be generated by securities companies and securities service institutions. Please also name the “competent authorities” that are required to approve the work manuscripts and describe the relevant “approval procedures” that must be followed in order to transfer such documents outside of the PRC. If you already have the relevant confidentiality and archives management systems in place, please revise to state as much.

Response: In response to the Staff’s comment, the Company has revised disclosures regarding the Confidentiality and Archives Provisions in the Regulatory Approvals on page 21, Risk Factors on pages 53 and 69, and “CSRC Regulations of Overseas Securities Offering and Listing by Domestic Companies” on page 196 of the F-4/A No.2.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 164

3.	Please revise to put footnote (2) next to the pro forma adjustments decreasing amounts due to related party, current, and note payable to related party.

Response: In response to the Staff’s comment, the Company has revised page 164 to put footnote (2) next to the pro forma adjustments describing amounts due to related party, current, and note payable to related party.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended December 31, 2022, page 165

4.	It appears that adjustment (1) decreasing general and administrative expenses for the six months ended December 31, 2022 by $575,000 should not be included in your pro forma statement of operations for this period. This adjustment has already been included as a pro forma adjustment in the unaudited pro forma condensed statement of operations for the year ended June 30, 2022 and footnote (1) on page 169 indicates that these are costs that will be expensed upon the closing of the business combination, as if it occurred on July 1, 2021, and are non-recurring. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised page 165 to remove the adjustments related to general and administrative in accordance with the Staff’s instruction. In addition, the Company also revised page 30 and 169 to reflect the revision on page 165.

Consolidated Financial Statements of Auto Services Group Inc., page F-1

5.	Since this is an initial registration of Suncar’s Class A ordinary shares, please update to include audited financial statements for Auto Services Group Inc. for the year ended December 31, 2022. Alternatively, please provide as an exhibit to your filing, a representation by management that this entity is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to the Instructions to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, the Company has provided an exhibit to the F-4/A No.2 a representation letter by management according to Instructions to Item 8.A.4 of Form 20-F.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at (212) 407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Yongsheng Liu
Yongsheng Liu
Sole Director

cc:	Giovanni Caruso, Esq.